Investview, Inc.

234 Industrial Way West, Suite A202

Eatontown, NJ 07724

Phone: (732) 889-4300

July 22, 2020

United States Securities and Exchange Commission

Washington, DC 20549

Re: Investview, Inc.

File No. 333-236563

Post-Effective amendment for registration statement on Form POS AM

Request for Acceleration

Ladies and Gentlemen:

On behalf of Investview, Inc. this is to request that the above-referenced POS AM be declared effective by the Commission on Friday, July 24, 2020 at 4:15 p.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Joseph Cammarata

CEO